Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (Turquoise Hill or the Company)

Suite 3680 – 1 Place Ville Marie

Montreal, Quebec, H3B 3P2

Canada

2.	Date of Material Change

September 9, 2020

3.	News Release

On September 10, 2020, the Company issued a press release disclosing the matters described herein, which was disseminated through the facilities of Cision. A copy of the press release was filed on SEDAR.

4.	Summary of Material Change

On September 9, 2020, the Company and Rio Tinto International Holdings Limited (“Rio Tinto”) signed a non-binding Memorandum of Understanding (the “MOU”) concerning the long-term funding of Oyu Tolgoi.

5.1	Full Description of Material Change:

On September 9, 2020, the Company and Rio Tinto signed the MOU. The MOU reflects the parties’ understanding to pursue a re-profiling of existing project debt in line with current cash flow projections, including by deferring scheduled principal repayments and extending tenors (the “Re-profiling”). The MOU also reflects the parties’ understanding with respect to the raising of supplemental senior debt (“SSD”), the process for identifying and considering other funding options, and the scope and timing for a Turquoise Hill equity offering (to the extent required) to address any remaining funding gap with respect to Oyu Tolgoi, all within the framework of existing agreements between the Company and Rio Tinto.

The Company and Rio Tinto will jointly pursue the Re-profiling process by engaging with Oyu Tolgoi’s existing project finance lenders, and expect that a successful Re-profiling would reduce the currently-projected funding requirements of Oyu Tolgoi by up to US$1.4 billion and extend political risk mitigation.

The Company and Rio Tinto will further seek to extend political risk mitigation through the planned raising of SSD in the form of amortizing term loans to Oyu Tolgoi in the aggregate amount of up to US$500 million from selected international financial institutions.

The Company will continue to prioritize funding by way of debt and/or hybrid financing over equity funding for the eventual balance of Oyu Tolgoi’s funding requirements. The Company has been informed by Rio Tinto that it does not currently support, or expect to consent to, additional debt or other non-equity sources of funding at Turquoise Hill or Oyu Tolgoi, although Rio Tinto has committed in the MOU to consider all reasonable financing proposals presented to it by the Company, subject to the parties’ respective rights and obligations under the existing agreements between them.

To the extent that the funding gap to complete the Oyu Tolgoi underground project is not eliminated by the Re-profiling, the raising of additional SSD, and additional debt and / or hybrid financing, the Company and Rio Tinto have acknowledged that the balance of the funding gap will need to be satisfied by way of a Turquoise Hill equity offering. In the MOU, the parties have recorded their shared objective of ensuring that any required equity offering is completed not less than 90 days prior to the Company becoming unable to meet its obligations as they become due.

If the Re-profiling is achieved and, SSD in the amount of US$500 million is raised but no other debt or hybrid financing option is successfully completed, the Company estimates that it would need to raise additional equity of at least US$ 1.7 billion (based on the facts, circumstances and the market environment which formed the basis for the assumptions underlying the Company’s most recent public disclosures). If the Re-profiling is not achieved and no additional debt (including SSD) or hybrid financing is completed, the Company expects that it would need to raise additional equity of at least US$3.6 billion (based on the same assumptions).

The Oyu Tolgoi Funding Memorandum of Understanding is now available under Turquoise Hill’s profile on SEDAR at www.sedar.com, and is also posted on the Company’s website at www.turquoisehill.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this Report may be obtained from Roy McDowall, Head of Investor Relations & Corporate Communications at (514) 848-1506. Mr. McDowall is an officer through whom an executive officer who is knowledgeable about the details of the matters described herein may be contacted.

9.	Date of Report

September 17, 2020

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the expectations set out in the 2020 Oyu Tolgoi Technical Report (“OTTR20”); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; liquidity, funding sources, funding requirements and planning and the status and nature of the Company’s ongoing discussions with Rio Tinto plc and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU and as disclosed in this Report); the amount of any funding gap to complete the Oyu Tolgoi underground project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s and Rio Tinto’s understanding regarding the raising of supplemental senior debt and the Company’s ability to raise supplemental senior debt; the Company’s and Rio Tinto’s understanding regarding the process for identifying and considering other funding options; the Company’s and Rio Tinto’s understanding regarding the scope and timing for an equity offering by the Company to address any remaining funding gap; the Company’s intention to prioritize funding by way of debt and/or hybrid financing over equity funding; the Company’s expectation of the anticipated funding gap in the various scenarios described in this Report; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”) as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19 on the Company’s business, operations and financial condition; capital and operating cost estimates, timing of completion of the definitive estimate review and the scope thereof; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs, anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1; sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of the Oyu Tolgoi mine and Oyu Tolgoi LLC internal governance as well as the status and nature of the Company’s ongoing discussions with Rio Tinto plc and its subsidiaries with respect to future funding plans and requirements, (including as contemplated by the MoU). Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi as well as the status and nature of the Company’s ongoing discussions with Rio Tinto plc and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU); the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in Company’s annual information form for the year ended December 31, 2019 (“AIF”), as supplemented by the “Risks and Uncertainties” section of the Company’s second quarter 2020 MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Company’s second quarter 2020 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.